April 22, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuwellis, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-276562)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, the undersigned placement agent hereby requests the withdrawal of its acceleration request dated April 17, 2024.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: President & Head of Investment Banking